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EXHIBIT 22

TRANS WORLD ENTERTAINMENT CORPORATION
SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT

Name of Significant Subsidiary	State of Incorporation	Subsidiary Trade Names
Media Logic, Inc.	New York	Media Logic, Inc.
Record Town, Inc.	New York	Record Town, Inc. Saturday Matinee Movies Plus Tape World Coconuts Music World F.Y.E. (For Your Entertainment) Strawberries Waxie Maxie Planet Music Camelot Music The Wall fye.com
Record Town Michigan, Inc.	Delaware	Record Town Saturday Matinee Tape World
Record Town Minnesota, Inc.	Delaware	Record Town
Spec's Music, Inc.	Florida	Spec's Music
Trans World New York, Inc.	New York	Trans World New York, Inc.
Trans World Management Company	New York	Trans World Management Company
Trans World Florida, Inc.	Florida	Trans World Florida, Inc.

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  EXHIBIT 22